BANCO ITAU S.A.
CNPJ. 60.701.190/0001-04                                       NIRE. 35300023978
                            A Publicly Listed Company
                   Authorized Capital: 200,000,000,000 shares
  Subscribed and Paid-in Capital: R$ 4,260,500,000.00 - 113,451,148,264 shares

                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                OF MARCH 10 2003
                                ----------------

         The Administrative Council of BANCO ITAU S.A., in a meeting held on March 10 2003 at 4:30 pm, at the company's principal place of business, with a legal quorum present, under the presidency of Dr. Olavo Egydio Setubal, decided, unanimously, ad referendum the General Shareholders Meeting:

1) to pay, on March 28 2003, the complementary interest on capital declared by this council, in a meeting held on December 13 2002, in the amount of R$ 2,85 per thousand shares, with 15% income tax to be withheld at source, resulting in net interest of R$ 2,4225 per thousand shares, except for shareholders proven to be immune or exempt; the individual allocation of this interest was done on December 30 2002, based on each shareholder's position as of December 30 2002, as has already been made public;

2) to pay, also on March 28 2003, interest on capital complementary to that paid for fiscal year 2002, in the amount of R$ 2,38 per thousand shares, with 15% income tax to be withheld at source, resulting in net interest of R$ 2,0230 per thousand shares, except for those shareholders proven to be immune or exempt, based on shareholdings as of March 21 2003, with the result that, from March 24 2003 onwards, these shares will be traded on the stock exchanges "ex" this interest on capital;

3) to increase to R$ 0,13 per thousand shares the interest on capital to be paid monthly, from May 2 2003 onwards, based on shareholdings as of March 31 2003, taxed exclusively with 15% income tax withheld at source, except for those shareholders proven to be immune or exempt, resulting in net interest of R$ 0,1105 per thousand shares; the interest paid or credited from May 2 2003 onwards will be credited towards the amount of the obligatory dividend, and, from April 1 2003 onwards, the shares issued by this Bank will be traded "ex" this interest on capital.

         There being no further item on the agenda, the meeting was closed and these minutes drawn up, read, approved and signed by all present. Sao Paulo - SP, March 10 2003 (aa) Olavo Egydio Setubal - President; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Presidents; Alcides Lopes Tapias, Carlos da Camara Pestana, Henri Penchas, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa e Sergio Silva de Freitas - Councillors.


               I CERTIFY THAT THE PRESENT IS AN EXACT COPY OF THE
                  ORIGINAL TRANSCRIBED IN THE MINUTES REGISTER.
                          Sao Paulo-SP, March 10, 2003.

                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director